CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered	Proposed Maximum Offering Price Per Unit	Proposed Maximum Aggregate Offering Price	Amount of Registration Fee(1)
Callable Range Accrual Notes Referencing 6-Month U.S. Dollar LIBOR, due July 14, 2031	7,000	$1,000	$7,000,000	$812.70

(1)	Calculated in accordance with Rule 457(r) of the Securities Act of 1933.

Filed Pursuant to Rule 424(b)(2)

Registration No. 333-158663

Pricing Supplement No. 682

(To Prospectus dated April 20, 2009,

Series L Prospectus Supplement dated April 21, 2009,

and Product Supplement RANGE-1 dated August 27, 2011)

July 12, 2011

$7,000,000

Callable Range Accrual Notes Referencing 6-Month U.S. Dollar LIBOR, due July 14, 2031

•

The notes are senior unsecured debt securities issued by Bank of America Corporation. Subject to our credit risk, we will pay the principal amount of the notes, together with any accrued and unpaid interest, on the maturity date or date of early redemption, as applicable.

•	The notes will be issued in minimum denominations of $1,000 and multiples of $1,000 in excess thereof.

•

The notes are designed for investors who wish to receive quarterly interest income, where, as described below, the amount of such interest depends on the level of 6-month U.S. Dollar LIBOR (the “Reference Rate”).

•	Interest will be payable quarterly on January 14, April 14, July 14, and October 14 of each year, beginning October 14, 2011, at the following rates:

Years 1-3: 7.00% per annum

Years 4-20: 7.00% per annum multiplied by N/D

“N” will be the number of calendar days in the applicable quarterly interest period on which the Reference Rate is within the Reference Rate Range, described below.

“D” will be the total number of calendar days during the applicable quarterly interest period.

•	The Reference Rate will be within the Reference Rate Range if it is between 0.00% and 7.00%, inclusive.

•	At maturity, if the notes have not been previously redeemed, you will receive a cash payment equal to the principal amount of the notes, plus any accrued but unpaid interest.

•

We may redeem all of the notes on any quarterly interest payment date occurring on or after October 14, 2011 (an “Early Redemption Date”). If redeemed early, you will receive a cash payment equal to the principal amount of the notes, plus any accrued but unpaid interest to but excluding the Early Redemption Date.

•	The notes will not be listed on any securities exchange.

•	In connection with this offering, Merrill Lynch, Pierce, Fenner & Smith Incorporated (“MLPF&S”) is acting in its capacity as a principal for your account.

•	The CUSIP number for the notes is 06048WGS3.

•

The notes have been offered at varying public offering prices related to prevailing market prices. The public offering price will include accrued interest from July 14, 2011, if settlement occurs after that date.

•	The purchase price of the notes to the selling agent will be 97.14% of the principal amount of the notes.

•	The notes:

Are Not FDIC Insured	Are Not Bank Guaranteed	May Lose Value

The notes are unsecured and are not savings accounts, deposits, or other obligations of a bank. The notes are not guaranteed by Bank of America, N.A. or any other bank, are not insured by the Federal Deposit Insurance Corporation or any other governmental agency and involve investment risks. Potential purchasers of the notes should consider the information in “Risk Factors” beginning on page PS-5 and beginning on S-8 of product supplement RANGE-1.

None of the Securities and Exchange Commission (the “SEC”), any state securities commission, or any other regulatory body has approved or disapproved of these notes or passed upon the adequacy or accuracy of this pricing supplement, the accompanying prospectus supplement, or the accompanying prospectus. Any representation to the contrary is a criminal offense.

We will deliver the notes in book-entry form only through The Depository Trust Company on or about July 14, 2011 against payment in immediately available funds.

BofA Merrill Lynch

Selling Agent

SUMMARY

The Callable LIBOR Range Accrual Notes Referencing 6-Month U.S. Dollar LIBOR, due July 14, 2031 (the “notes”) are our senior unsecured debt securities. The notes are not guaranteed or insured by the Federal Deposit Insurance Corporation or secured by collateral. The notes will rank equally with all of our other unsecured and unsubordinated debt, and all payments due on the notes, including repayment of the principal amount, will be subject to our credit risk. Unless earlier redeemed, the notes will mature on July 14, 2031.

The notes will accrue at the interest rate of 7.00% per annum from and including July 14, 2011 to but excluding July 14, 2014. During each subsequent quarterly interest period beginning on July 14, 2014 the notes will provide quarterly interest payments at a rate based upon the total number of calendar days in the applicable quarterly interest period on which the level of 6-Month U.S. Dollar LIBOR is less than or equal to 7.00%, and greater than or equal to 0.00%, as described below. We have the right to redeem all, but not less than all, of the notes beginning on October 14, 2011 and on any subsequent interest payment date. If the notes have not been previously redeemed, we will pay to you at maturity the principal amount of your notes plus any accrued and unpaid interest, subject to our credit risk. The notes are not traditional debt securities and, during any interest period after the third year of their term, it is possible that the notes will not pay interest or will pay interest at a very low rate.

Capitalized terms used but not defined in this pricing supplement have the meanings set forth in the product supplement, the prospectus supplement, and the prospectus. Unless otherwise indicated or unless the context requires otherwise, all references in this document to “BAC,” “we,” “us,” “our,” or similar references are to Bank of America Corporation (“BAC”).

Issuer:	Bank of America Corporation (“BAC”)

Term:	20 years

Optional Early Redemption:	We have the right to redeem 100% of the notes on October 14, 2011, and on any subsequent interest payment date (each, an Early Redemption Rate). The redemption price will be 100% of the principal amount of the notes, plus any accrued and unpaid interest. In order to redeem the notes, we will give notice to the trustee at least five business days but not more than 60 calendar days before the specified Early Redemption Date.

Reference Rate:	6-Month U.S. Dollar LIBOR, which will be determined based on Reuters page LIBOR01, or any page substituted for that page, and as further described in the prospectus on page 19, under the caption “Description of Debt Securities—Floating Rate Notes—LIBOR Notes.”

Payment at Maturity:	If the notes have not been previously redeemed, we will pay to you at maturity the principal amount of the notes, plus any accrued and unpaid interest, subject to our credit risk.

Interest Rate:

For each quarterly interest period, interest will accrue at a rate per annum equal to:

Years 1-3: 7.00% per annum

Years 4-20: 7.00% per annum multiplied by N/D

“N” will be the number of calendar days during the applicable quarterly interest period on which the Reference Rate is within the Reference Rate Range. If the Reference Rate is not within the Reference Rate Range on a calendar day, then interest will not accrue on that day.

“D” will be the total number of calendar days during the applicable quarterly interest period.

In no event will the annualized interest rate applicable to any quarterly interest period be greater than 7.00% or less than 0.00%.

If any calendar day during the applicable interest period is not a business day, the Reference Rate for that calendar day will be the Reference Rate on the business day immediately prior to that calendar day.

The Reference Rate for the last four London Banking Days (as defined on page 25 of the prospectus) of an interest period will be the Reference Rate on the applicable London Banking Day immediately preceding those four days.

Interest will not accrue on any calendar day in which 6-month U.S. Dollar LIBOR is above 7.00%. You may not earn any interest on the notes at all after the first three years of their term.

Interest Payment Dates:	Each interest payment date will occur on the 14th of April, July, October, and January, beginning on October 14, 2011, subject to postponement as described in the section entitled “Description of the Notes—Interest” beginning on page S-19 of product supplement RANGE-1.

Day Count Fraction:	30/360

Reference Rate Range:	Greater than or equal to 0.00% and less than or equal to 7.00%

Calculation Agent:	Merrill Lynch Capital Services, Inc. (“MLCS”)

HYPOTHETICAL INTEREST RATE CALCULATIONS

Set forth below are five examples of the calculation of the interest rate (rounded to two decimal places) payable on an interest payment date during a quarterly interest period for the notes after the third year of their term. The examples are based on a hypothetical interest period that has 90 calendar days. These examples are for purposes of illustration only. The actual interest rate for any quarterly interest period will depend on the actual number of calendar days in that interest period and the level of the Reference Rate on each calendar day during that period.

Example 1: There were no days during the interest period on which the Reference Rate was within the Reference Rate Range:

Hypothetical N:	0

Hypothetical D:	90

Hypothetical annual rate: 7.00% × 0/90 = 0.00%

Hypothetical interest rate payable for that quarterly interest period: 0.00% × 90/360 = 0.00%

Example 2: There were 18 days during the interest period on which the Reference Rate was within the Reference Rate Range:

Hypothetical N:	18

Hypothetical D:	90

Hypothetical annual rate: 7.00% × 18/90 = 1.40%

Hypothetical interest rate payable for that quarterly interest period: 1.40% × 90/360 = 0.35%

Example 3: There were 36 days during the interest period on which the Reference Rate was within the Reference Rate Range:

Hypothetical N:	36

Hypothetical D:	90

Hypothetical annual rate: 7.00% × 36/90 = 2.80%

Hypothetical interest rate payable for that quarterly interest period: 2.80% × 90/360 = 0.70%

Example 4: There were 54 days during the interest period on which the Reference Rate was within the Reference Rate Range:

Hypothetical N:	54

Hypothetical D:	90

Hypothetical annual rate: 7.00% × 54/90 = 4.20%

Hypothetical interest rate payable for that quarterly interest period: 4.20% × 90/360 = 1.05%

Example 5: There were 90 days during the interest period on which the Reference Rate was within the Reference Rate Range:

Hypothetical N:	90

Hypothetical D:	90

Hypothetical annual rate: 7.00% × 90/90 = 7.00%

Hypothetical interest rate payable for that quarterly interest period: 7.00% × 90/360 = 1.75%

RISK FACTORS

There are important differences between the notes and a conventional debt security. An investment in the notes involves significant risks, including those listed below. You should carefully review the more detailed explanation of risks relating to the notes in the “Risk Factors” sections beginning on page S-8 of the accompanying product supplement RANGE-1 and page S-4 of the MTN prospectus supplement identified below under “Additional Terms.” We also urge you to consult your investment, legal, tax, accounting, and other advisors before you invest in the notes.

•	The notes are subject to our early redemption.

•	After the third year of their term, it is possible that you may receive no interest, or only a limited amount of interest, for one, more than one or all interest periods.

•	In no event will the annualized interest rate applicable to any quarterly interest period be greater than 7.00%.

•	Your yield may be less than the yield on a conventional debt security of comparable maturity.

•

If the Reference Rate is not within the applicable Reference Rate Range on the fifth London Banking Day prior to the applicable interest payment date, no interest will accrue on the notes for the last four London Banking Days of the applicable interest period either, even if the Reference Rate is within the applicable Reference Rate Range on one or more of those last four London Banking Days.

•	You must rely on your own evaluation of the merits of an investment linked to the Reference Rate.

•	In seeking to provide you with what we believe to be commercially reasonable terms for the notes, we have considered the costs of developing, hedging, and distributing the notes.

•	Payments on the notes are subject to our credit risk, and changes in our credit ratings are expected to affect the value of the notes.

•	A trading market is not expected to develop for the notes. MLPF&S is not obligated to make a market for, or to repurchase, the notes.

•

If you attempt to sell the notes prior to maturity, their market value, if any, will be affected by various factors that interrelate in complex ways and their market value may be less than the principal amount.

•	Our trading and hedging activities may create conflicts of interest with you.

•	There may be potential conflicts of interest involving the calculation agent. We have the right to appoint and remove the calculation agent.

•

You should consider the tax consequences of investing in the notes. See “Certain U.S. Federal Income Taxation Considerations” below and “U.S. Federal Income Tax Summary” beginning on page S-27 of the accompanying product supplement RANGE-1.

SUPPLEMENT TO THE PLAN OF DISTRIBUTION—CONFLICTS OF INTEREST

Our broker-dealer subsidiary, MLPF&S, is acting as our selling agent in connection with the offering of the notes. The selling agent is a party to the Distribution Agreement described in the “Supplemental Plan of Distribution” on page S-12 of the accompanying prospectus supplement.

The notes have been offered at varying prices related to prevailing market prices. The purchase price of the notes to the selling agent will be the price set forth on the cover page of this pricing supplement. You must have an account with the selling agent to purchase the notes.

The selling agent is a member of the Financial Industry Regulatory Authority, Inc. (“FINRA”). Accordingly, offerings of the notes will conform to the requirements of FINRA Rule 5121.

The selling agent is not acting as your fiduciary or advisor, and you should not rely upon any communication from the selling agent in connection with the notes as investment advice or a recommendation to purchase notes. You should make your own investment decision regarding the notes after consulting with your legal, tax, and other advisors.

Settlement of the notes will occur on July 14, 2011.

If you place an order to purchase the notes, you are consenting to MLPF&S acting as a principal in effecting the transaction for your account. MLPF&S is acting as an underwriter in connection with this offering and will receive underwriting compensation from us.

The selling agent and any of our other broker-dealer affiliates, may use this pricing supplement, and the accompanying prospectus supplement and prospectus for offers and sales in secondary market transactions and market-making transactions in the notes. However, they are not obligated to engage in such secondary market transactions and/or market-making transactions. The selling agent may act as principal or agent in these transactions, and any such sales will be made at prices related to prevailing market prices at the time of the sale.

6-MONTH U.S. DOLLAR LIBOR

The 6-Month U.S. Dollar LIBOR is the 6-Month London Inter-Bank Offered Rate that appears on Reuters page LIBOR01 as of 11:00 A.M., London time, on the applicable London Banking Day.

The following table sets forth, in percentage terms, the month-end levels of the Reference Rate obtained from Bloomberg L.P. for the period from January 2006 through June 2011.

	2006	2007	2008	2009	2010	2011
January	4.81000%	5.40000%	3.04125%	1.66000%	0.38438%	0.45381%
February	4.99000%	5.33000%	2.93125%	1.80313%	0.38688%	0.46400%
March	5.14000%	5.32969%	2.61438%	1.73563%	0.44438%	0.45950%
April	5.22000%	5.36000%	2.96500%	1.56500%	0.53063%	0.43050%
May	5.33000%	5.38475%	2.91063%	1.24000%	0.75188%	0.40313%
June	5.58938%	5.38625%	3.10875%	1.11125%	0.75250%	0.39775%
July	5.51000%	5.32688%	3.08375%	0.92500%	0.66781%
August	5.43125%	5.53500%	3.11750%	0.75500%	0.49669%
September	5.37000%	5.13250%	3.98125%	0.62875%	0.46250%
October	5.38750%	4.80625%	3.12125%	0.56438%	0.44844%
November	5.34688%	4.91000%	2.59125%	0.48813%	0.46100%
December	5.37000%	4.59625%	1.75000%	0.42969%	0.45594%

The following graph sets forth the monthly historical performance of the Reference Rate in the period from January 2006 through June 2011. The dotted line represents 7.00%, the upper limit of the Reference Rate Range. On the pricing date, the Reference Rate was 0.40975%.

The historical data on the Reference Rate presented above is not necessarily indicative of the future performance of the Reference Rate or what the value of the notes may be. The historical data sets forth only month-end levels of the Reference Rate. After the third year of their term, interest accruing on the notes is determined in reference to daily levels of the Reference Rate. Any month-end trend in the level of the Reference Rate is not necessarily indicative of the intra-month trends. Furthermore, any historical upward or downward trend in the level of the Reference Rate during any period set forth above is not an indication that the level of the Reference Rate is more or less likely to increase or decrease at any time over the term of the notes.

Before investing in the notes, you should consult publicly available sources for the levels of the Reference Rate. The generally unsettled international environment and related uncertainties, including the risk of terrorism, may result in the Reference Rate and financial markets generally exhibiting greater volatility than in earlier periods.

CERTAIN U.S. FEDERAL INCOME TAXATION CONSIDERATIONS

Set forth below is a summary of certain U.S. federal income tax considerations relating to an investment in the notes. The following summary is not complete and is qualified in its entirety by the discussion under the section entitled “U.S. Federal Income Tax Summary” beginning on page S-27 of the accompanying product supplement RANGE-1, which you should carefully review prior to investing in the notes. For purposes of that discussion, we intend to take the position that the notes will be treated as “contingent payment debt instruments” for U.S. federal income tax purposes, subject to taxation under the “noncontingent bond method,” and the balance of this discussion assumes that this characterization is proper and will be respected. Capitalized terms used and not defined herein have the meanings ascribed to them in the accompanying disclosure statement.

Under this characterization, the notes generally will be subject to the Treasury regulations governing contingent payment debt instruments. Under those regulations, a U.S. Holder will be required to report OID or interest income based on a “comparable yield” and a “projected payment schedule,” established by us for determining interest accruals and adjustments with respect to a note. A U.S. Holder who does not use the “comparable yield” and follow the “projected payment schedule” to calculate its OID and interest income on a note must timely disclose and justify the use of other estimates to the IRS.

A U.S. Holder will be required to recognize interest income equal to the amount of any “positive adjustment” for a note for the taxable year in which a contingent payment is paid (including a payment of interest at maturity). A positive adjustment is the excess of actual payments in respect of contingent payments over the projected amount of contingent payments. A U.S. Holder also will be required to account for any “negative adjustment” for a taxable year in which a contingent payment is paid. A negative adjustment is the excess of the projected amounts of contingent payments over actual payments in respect of the contingent payments. A net negative adjustment is the amount by which total negative adjustments in a taxable year exceed total positive adjustments in such taxable year. A net negative adjustment (1) will first reduce the amount of interest for the notes that a U.S. Holder would otherwise be required to include in income in the taxable year, and (2) to the extent of any excess, will result in an ordinary loss equal to that portion of the excess as does not exceed the excess of (A) the amount of all previous interest inclusions under the notes over (B) the total amount of the U.S. Holder’s net negative adjustments treated as ordinary loss on the notes in prior taxable years. A net negative adjustment is not subject to the 2% floor limitation imposed on miscellaneous deductions under Section 67 of the Code. Any net negative adjustment in excess of the amounts described above in (1) and (2) will be carried forward to offset future interest income on the notes or to reduce the amount realized on a sale, exchange, or redemption of the notes and, in the case of a payment at maturity, should result in a capital loss. The deductibility of capital losses by a U.S. Holder is subject to limitations.

The following table reflects the issue date of July 14, 2011 and scheduled maturity date of July 14, 2031 for the notes and is based upon a projected payment schedule and a comparable yield equal to 5.5570% per annum (compounded quarterly), that we established for the notes, and shows the amounts of ordinary income from a note that an initial U.S. Holder that holds the note until maturity and pays taxes on a calendar year basis should be required to report each calendar year. The following tables are for tax purposes only.

Accrual Period	Interest Deemed to Accrue During Accrual Period (per $1,000 in principal amount of the notes)	Total Interest Deemed to Have Accrued from Original Issue Date (per $1,000 in principal amount of the notes)
July 14, 2011 through December 31, 2011	$25.7354	$25.7354
January 1, 2012 through December 31, 2012	$54.8844	$80.6198
January 1, 2013 through December 31, 2013	$54.0267	$134.6465
January 1, 2014 through December 31, 2014	$53.1758	$187.8223
January 1, 2015 through December 31, 2015	$53.0511	$240.8734
January 1, 2016 through December 31, 2016	$53.1505	$294.0239
January 1, 2017 through December 31, 2017	$53.2554	$347.2793
January 1, 2018 through December 31, 2018	$53.3662	$400.6455
January 1, 2019 through December 31, 2019	$53.4835	$454.1290
January 1, 2020 through December 31, 2020	$53.6073	$507.7363
January 1, 2021 through December 31, 2021	$53.7382	$561.4745
January 1, 2022 through December 31, 2022	$53.8764	$615.3509
January 1, 2023 through December 31, 2023	$54.0225	$669.3734
January 1, 2024 through December 31, 2024	$54.1767	$723.5501
January 1, 2025 through December 31, 2025	$54.3400	$777.8901
January 1, 2026 through December 31, 2026	$54.5125	$832.4026
January 1, 2027 through December 31, 2027	$54.6945	$887.0971
January 1, 2028 through December 31, 2028	$54.8873	$941.9844
January 1, 2029 through December 31, 2029	$55.0907	$997.0751
January 1, 2030 through December 31, 2030	$55.3056	$1,052.3807
January 1, 2031 through July 14, 2031	$29.7397	$1,082.1204

In addition, we have determined the projected payment schedule for the notes as follows:

Taxable Year	Payment on January 14	Payment on April 14	Payment on July 14	Payment on October 14
2011				$17.5000
2012	$17.5000	$17.5000	$17.5000	$17.5000
2013	$17.5000	$17.5000	$17.5000	$17.5000
2014	$17.5000	$17.5000	$17.5000	$12.8253
2015	$12.8253	$12.8253	$12.8253	$12.8253
2016	$12.8253	$12.8253	$12.8253	$12.8253
2017	$12.8253	$12.8253	$12.8253	$12.8253
2018	$12.8253	$12.8253	$12.8253	$12.8253
2019	$12.8253	$12.8253	$12.8253	$12.8253
2020	$12.8253	$12.8253	$12.8253	$12.8253
2021	$12.8253	$12.8253	$12.8253	$12.8253
2022	$12.8253	$12.8253	$12.8253	$12.8253
2023	$12.8253	$12.8253	$12.8253	$12.8253
2024	$12.8253	$12.8253	$12.8253	$12.8253
2025	$12.8253	$12.8253	$12.8253	$12.8253
2026	$12.8253	$12.8253	$12.8253	$12.8253
2027	$12.8253	$12.8253	$12.8253	$12.8253
2028	$12.8253	$12.8253	$12.8253	$12.8253
2029	$12.8253	$12.8253	$12.8253	$12.8253
2030	$12.8253	$12.8253	$12.8253	$12.8253
2031	$12.8253	$12.8253	$1,012.8253

You should be aware that these amounts are not calculated or provided for any purposes other than the determination of a U.S. Holder’s interest accruals and adjustments with respect to the notes for U.S. federal income tax purposes. By providing the table above and the projected payment schedule, we make no representations regarding the actual amounts of interest payments on the notes.

Upon a sale, exchange, or redemption of a note prior to maturity, a U.S. Holder generally will recognize taxable gain or loss equal to the difference between the amount realized on the sale, exchange, or redemption and the holder’s tax basis in the notes. A U.S. Holder’s tax basis in a note generally will equal the cost of that note, increased by the amount of OID previously accrued by the holder for that note

(without regard to any positive or negative adjustments under the contingent payment debt regulations), and decreased by the amount of any projected payments for previous periods on the note. A U.S. Holder generally will treat any gain as interest income, and will treat any loss as ordinary loss to the extent of the excess of previous interest inclusions over the total negative adjustments previously taken into account as ordinary losses, and the balance as long-term or short-term capital loss depending upon the U.S. Holder’s holding period for the note.

You should consult your own tax advisor concerning the U.S. federal income tax consequences to you of acquiring, owning, and disposing of the notes, as well as any tax consequences arising under the laws of any state, local, foreign, or other tax jurisdiction and the possible effects of changes in U.S. federal or other tax laws. See the discussion under the section entitled “U.S. Federal Income Tax Summary” beginning on page S-27 of the accompanying product supplement RANGE-1.

VALIDITY OF THE NOTES

In the opinion of McGuireWoods LLP, as counsel to BAC, when the notes offered by this pricing supplement have been completed and executed by BAC, and authenticated by the trustee in accordance with the provisions of the Senior Indenture, and delivered against payment therefor as contemplated by this pricing supplement, such notes will be legal, valid and binding obligations of BAC, subject to applicable bankruptcy, reorganization, insolvency, moratorium, fraudulent conveyance or other similar laws affecting the rights of creditors now or hereafter in effect, and to equitable principles that may limit the right to specific enforcement of remedies, and further subject to 12 U.S.C. §1818(b)(6)(D) (or any successor statute) and any bank regulatory powers now or hereafter in effect and to the application of principles of public policy. This opinion is given as of the date hereof and is limited to the Federal laws of the United States, the laws of the State of New York and the Delaware General Corporation Law (including the statutory provisions, all applicable provisions of the Delaware Constitution and reported judicial decisions interpreting the foregoing). In addition, this opinion is subject to customary assumptions about the trustee’s authorization, execution and delivery of the Senior Indenture, the validity, binding nature and enforceability of the Senior Indenture with respect to the trustee, the legal capacity of natural persons, the genuineness of signatures, the authenticity of all documents submitted to McGuireWoods LLP as originals, the conformity to original documents of all documents submitted to McGuireWoods LLP as photocopies, the authenticity of the originals of such copies and certain factual matters, all as stated in the letter of McGuireWoods LLP dated April 28, 2011, which has been filed as an exhibit to our Current Report on Form 8-K dated April 28, 2011.

ADDITIONAL TERMS

You should read this pricing supplement, together with the documents listed below, which together contain the terms of the notes and supersede all prior or contemporaneous oral statements as well as any other written materials. You should carefully consider, among other things, the matters set forth under “Risk Factors” in the sections indicated on the cover of this pricing supplement. The notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting, and other advisors before you invest in the notes.

You may access the following documents on the SEC Website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC Website):

•	Product supplement RANGE-1 dated August 27, 2010:

http://www.sec.gov/Archives/edgar/data/70858/000119312510199455/d424b5.htm

•	Series L MTN prospectus supplement dated April 21, 2009 and prospectus dated April 20, 2009:

http://www.sec.gov/Archives/edgar/data/70858/000095014409003387/g18667b5e424b5.htm